Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Solexa, Inc.
Commission File No. 000-22570

The following presentation materials relate to Illumina, Inc.:

Jay Flatley President & CEO (c) 2006 Illumina, Inc. Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, iSelect, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

Forward-Looking Statements This communication contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. ("Illumina") and Solexa, Inc. ("Solexa") caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina's and Solexa's filings with the Securities and Exchange Commission (the "SEC"), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements. Additional Information In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC's website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina's website at www.illumina.com under the tab "Investors" and then under the heading "SEC Filings" or by accessing Solexa's website at www.solexa.com under the tab "Investors" and then under the heading "SEC Documents." Participants in the Solicitation Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina's executive officers and directors in Illumina's definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa's executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina's or Solexa's website.

Our Mission: Provide the Tools that Help Enable Personalized Medicine DNA sequence raw data Medically valuable information Personalized Medicine

Large and Rapidly Growing Markets Research - gold rush to find disease genes associated with complex diseases Whole genome enabled by content and price Expansion into pharma and biotech - improving success rates Monitoring and diagnostic screening 2006 2010 Gene Expression 800 1000 SNP Genotyping 350 1000 Molecular Diagnostics 100 500 Gene Expression Molecular Diagnostics SNP Genotyping $1,250 $2,500 Total Market $ millions Source: Illumina estimates

Oligator(r) Core Technology Proprietary technology to manufacture oligos at high volume and low cost Key raw material for arrays and reagents Enabling for Invitrogen partnership

Sentrix(r) Array Matrix Sentrix(r) BeadChip Illumina's Core BeadArrayTM Technology

Broad and Rapidly Growing Application Suite

Application	Assay/Method	Product Configurations
SNP Genotyping	GoldenGate® (96, 384, 768, 1536 Multiplex)	• Custom Assays • Linkage V4 • MHC Panel • Cancer Panel • Mouse Linkage • DNA Test Panel
	Infinium™ (Unlimited Multiplexing)	• Human-1 • HumanHap300 • HumanHap240s • HumanHap550 • HumanHap550+ • HumanHap650Y • iSelect Custom Infinium • Copy Number (CGH)
Gene Expression	Whole Genome (Direct Hybridization)	• Human 6, Human RefSeq 8 • Mouse 6, Mouse 8 • Rat 12
	Focused Sets (High Sample, Limited Genes)	• 96 Samples x 1400 Genes • 16 Samples x 1400 Genes
	DASL™ (Parafin Embedded Samples)	• 1536 User defined genes • Universal array

illumina

Illumina BeadStation / BeadLab

Servers Reagents Robots SOPs Illumina BeadStation / BeadLab

Illumina BeadStation / BeadLab

Whole Genome Genotyping Infinium Assay

InfiniumTM Whole Genome Genotyping Assay Sets Market Standard for Quality and Performance Robust, single tube assay with no PCR Single chip Full automation support Ability for "intelligent SNP selection" Use of HapMap data HapTag Block Highest information content

InfiniumTM Product Family Q206 Q106 Q405 Q305 Q306

InfiniumTM Product Family Q206 Q106 Q405 Q305 Q306

InfiniumTM Product Family Q206 Q106 Q405 Q305 Q306

HumanHap300-Duo and HumanHap300-Duo+ World's first multi-sample whole genome arrays Based on HumanHap300 content with two samples per chip Streamlines workflow, reduces labor and improves convenience 7th and 8th products launched in Infinium family this year

Recent Deal Summary Customer Disease # Samples Product North Shore IBD consortium 2,000 HumanHap300 Genizon 15-20 common 16,000 HumanHap300+ GlaxoSmithKline Not disclosed 2,000 HumanHap550* Mass Gen/Harvard ALS 2,200 HumanHap300 Bovine Consortium Breeding 10,000 iSelect Std. product deCODE Various 100,000 HumanHap300 CHOP Children's diseases 30,000 HumanHap550 Duke University Autism 1,800 HumanHap550 Top 5 Pharma Not disclosed 3,200 initially HumanHap650Y Amgen Woman's Health 28,000 HumanHap300 Duo * Indicates work done under services contract

Erasmus Medical Center Netherlands largest medical facility 10,000 samples using HumanHap550 2 BeadStations Rotterdam Study - a prospectively monitored 17 year cohort Studying late-age diseases including neurological, cardiovascular, endocrine, locomotor and ophthalmological conditions

Large Opportunity in Gene Expression

Comprehensive Suite of Gene Expression Products Screening Toxicology Dx panels Cell cultures Fresh tissue Paraffin Embedded Tissue Biomarkers discovery

Micro Array Quality Control (MAQC) Project Goal to generate a set of quality control tools and standards 137 participants 51 organizations (including all commercial expression microarray vendors) FDA, NIH, EPA, USDA www.nature.com/nbt/focus/maqc/index.html Key conclusion: Microarray gene expression data from different commercial platforms are directly comparable Illumina's BeadChips consistently among the very best performers across the various technical measurements Implication: Vendor selection need not be constrained by legacy data but based on value, ease of use, quality of content and customer service

Opening New Markets

Clarifying the Nomenclature First System Based on VeraCode Technology Digital Microbead Technology CyVera Company Purchased April 2005

Market Needs

ARRAY DENSITY

R&D/DISCOVERY	FOCUSED ASSAYS (PHARMA & BIOTECH COS.)		DIAGNOSTICS
5K to 650K	100 to 5K	100 to 500	1 to 100
• Basic biology of disorders, pathways, hormonal signaling • Overall genetic functionality & regulatory network • SNP/Haplotype Discovery/Mapping	• Drug pathway validation • Drug-drug interaction • Identify specific genes of interest, e.g. drug pathways, etc. • Focused SNPs/Haplotypes	• Drug efficacy • Patient stratifications • Clinical trials • Disease staging & subtyping • Clinical trial patient selection	• POC Molecular diagnostics R&D • Targeted treatment • Personalized medicine • Theranostics
		BIOMARKER VALIDATION	CLINICAL SCREENING MOLECULAR DIAGNOSTICS

24
© 2006 Illumina, Inc.
Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, iSelect, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

illumina

Technology / Platform Synergy Discovery Research Focused Research Molecular Diagnostics WG genotyping WG expression Biomarker discovery Future WG applications Custom genotyping Focused expression DASL Biomarker discovery Low/mid density GT/GEX Protein applications Biomarker screening Biomarker panels

Digital Code Generation CODE IMAGE 1 0 1 1 0 1 0 1 0 0 0 0 1 0 1 BINARY CODE DECIMAL CODE = 41133 CODE GENERATED BY CREATING EMBEDDED HOLOGRAPHIC DIFFRACTIVE ELEMENTS Glass Surface of Beads Ideal for Bioassays High Density Codes Easily Imprinted (24 bit) Virtually Unlimited Multiplexing CONVENTIONAL CCD CAMERA BEAD "READING" BEAM
(c) 2006 Illumina, Inc. Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, iSelect, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

BeadXpress Reader



ASSAY BEAD KIT
SAMPLE PLATE
ASSAY CODE LIBRARY
CyVera
DATA & LOG FILES

INSTRUMENT SPECIFICATIONS

SAMPLE DELIVERY FORMAT	• Standard 96-well plate
MULTIPLEXING PER SINGLE WELL	• 1 to 384
THROUGHPUT	• 120 samples/hr at 10-plex • 80 samples/hr at 96-plex
DETECTION	• Optional 1 or 2 color detection
AUTOMATION	• Designed to be compatible with standard laboratory automation • LIMS compatible illumina

27

© 2006 Illumina, Inc.
Illumina, Sentrix, Array of Arrays, BeadArray, DASL, Infinium, GoldenGate, BeadXpress, VeraCode and Making Sense Out of Life are registered trademarks or trademarks of Illumina Inc.

Eight Wells Read in Parallel EIGHT WELLS ARE SAMPLED SIMULTANEOUSLY AND MICROBEADS ARE TRANSFERRED INTO A MULTI-SECTORED READER CELL.

Beads Align in Groove Plate GROOVE PLATE CROSS-SECTION BEADS FALL INTO GROOVE PLATE CAPILLARY FORCE ATTRACTS BEADS INTO GROOVES BEADS ALIGN TIGHTLY FOR OPTIMAL SCANNING EFFICIENCY

Code Detection BEAD "READING" BEAM CCD LINE ARRAY

Flush Cycle FOLLOWING READOUT, THE BEADS ARE FLUSHED FROM THE READER CELL USING A SECOND ACTUATION PRESSURE CYCLE.

A Flexible Platform for Multiple Applications 100000 10000 1000 100 10 1 0.1 1 10 100 1000 10000 Conc (pM) Counts Analyte Fit 3-sigma LOD GENE EXPRESSION PROTEIN EXPRESSION GENOTYPING

GoldenGate Genotyping Assay (96 & 384-plex) OPAs + Reagents GoldenGate Genotyping User Manual (RUO) GOLDENGATE GENOTYPING + Beads Pooled in 96-well Plates (96 & 384-plex/well) USER MANUAL IN DEVELOPMENT

Universal Capture Bead Sets Unique Bead Code Types in Tubes Assay Design Guidelines (RUO) CUSTOMER DEVELOPED HOMEBREW + GUIDELINES IN DEVELOPMENT Customer controls level of multiplexing and number of samples

Carboxyl Bead Sets (Protein Assays) Unique Bead Code Types in Tubes Assay Design Guidelines (RUO) CUSTOMER DEVELOPED HOMEBREW + GUIDELINES IN DEVELOPMENT Customer controls level of multiplexing and number of samples

BeadXpress Rollout


2006
2007
2008
System & Assay Development
Field Testing
System Launch
Research Market – Existing Customer Base
RUO-Home Brew, Novel Marker Discovery, Validation
Assay/SW Dev - 510K
Clinical Trial
Commercialization
Novel Marker Validation
Clinical Trials for PMA(s)
ISO 13485
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

illumina

Diagnostic Partnerships deCODE Myocardial infarction Type II diabetes Breast cancer ReaMetrix Will develop diagnostic assays on BeadXpress ReaMetrix to market in India Illumina has marketing rights outside India Genizon Rights to markers resulting from study of atherosclerosis

Worldwide Sales and Support Network Worldwide Sales and Support Network 33 Direct sales Distributors - Australia/NZ, China, India, Malaysia, South Korea, Taiwan, Thailand, Poland, Spain 58 Technical support

Revenue $53,472 $ 19,516 $ 73,501 COGS 15,939 6,599 23,181 Gross Margin 37,533 12,917 50,320% 70.2% 66.2% 68.5% R&D 6,790 7,062 27,725 SG&A 11,734 7,276 27,972 Net Income* 19,917 (1,309) (20,874)** EPS* $0.39 $(0.03) $(0.52)** Non-GAAP Q3 Financial Performance Note: All Numbers in Thousands. (*) Excludes charges (**) Includes one-time write off of in-process R&D for CyVera of $15,800. Q3 2006 Q3 2005 FY 2005 21 Consecutive Quarters of Revenue Growth 174% Revenue Growth YoY 37.2% Net Income

Summary Multi-billion dollar opportunity in research and molecular diagnostics markets BeadArray technology is fundamentally flexible, low-cost and scalable Our portfolio of products is growing quickly enabled by a well developed infrastructure and innovative assay technology The VeraCode technology addresses the emerging markets in biomarker detection and molecular diagnostics 21 sequential quarters of revenue growth with strong profitability